Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference, in this Registration Statement of Smithfield Foods, Inc. on Form S-8 (No. 333-123418) of our report dated June 27, 2008, relating to the statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, included within the 2007 Form 11-K for John Morrell & Co. Salaried Employees Incentive Savings Plan to be filed on or about June 27, 2008.

/s/ Goodman & Company, LLP

Norfolk, Virginia

June 27, 2008